UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

To The Stars Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-0601064
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

315 S. Coast Hwy 101, Suite U38

Encinitas, California 92024

(Full mailing address of principal executive offices)

(760) 266-5313

(Issuer’s telephone number, including area code)

To The Stars Inc.

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In this semi-annual report, the term “To The Stars,” “TTS,” or “the Company” or “us” or “we” refers to To The Stars Inc. and its consolidated subsidiary To The Stars Media Inc. (“TTSM”).

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Management’s discussion and analysis of financial condition and results of operations

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2022 (“Interim 2022”) and the six-month period ended June 30, 2021 (“Interim 2021”) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this semi-annual report. The consolidated financial statements included in this report are those of TTS and represent our entire operation. The financial statements included in this filing as of and for the six months ended June 30, 2022, are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Overview

The Company, together with its subsidiary, is a globally diversified media and entertainment company that was established as a public benefit corporation in 2017. We strive to be a revolutionary collaboration between academia, industry and pop culture to advance society’s imagination, curiosity and understanding of scientific phenomena and other mysteries of the universe. Our founders include a next-generation physicist, a career intelligence officer and an award-winning content creator and we specialize in creating, acquiring and commercializing entertainment intellectual property (“IP”) that is informed by the vast knowledge and experience of our own scientific advisory board.

The Company’s primary focus of business is through our subsidiary To The Stars Media Inc. TTSM creates and licenses original content across a variety of media platforms including music, books, movies and television. TTS also manufactures brand-related novelty merchandise, sold direct to consumers primarily through its own e-commerce channel. Existing products may be found at www.tothestars.media. The Company’s e-commerce platform includes a full assortment of the Company’s branded digital products and physical merchandise. As announced in February 2021, the Company has focused away from its original science and technology commercialization initiatives and instead is concentrated on original entertainment content informed by its scientific advisory board. The board will also help the Company to carry out its public benefit initiatives of education, awareness and support of scientific research and advancement to decode some of the biggest mysteries in the universe.

TTS is a vertically integrated entertainment company that creates, produces, and distributes original and licensed multi-media content, including music, books, and film. We measure performance of that business by profit, profit margin, sell-through rate, daily sales revenue, number of orders/customers, average order value, average value engagement ratios (number of people engaging in content or spending time on site), user conversion ratio, customer acquisition cost, customer satisfaction and retention, repeat purchases, email campaign indicators (e.g., open rate, click-through rate, user conversion), and customer engagement, including social media impressions, interaction, click-through, and time spent on site.

We recognize revenue related to the sales of products and services in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to our customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance. Revenue is recognized from our in-store sales when the customer receives and pays for the merchandise at the register. For e-commerce sales, we recognize revenue at the time the merchandise is shipped from our facility. Customers typically receive goods within four days of shipment. Amounts related to shipping and handling that are billed to customers are reflected in revenues, and the related costs are reflected in cost of revenues. Revenues from the sale of electronic formats of music, books and other media related items are recognized when the consumer receives the product. Taxes collected from customers and remitted to governmental authorities are presented in the consolidated statements of operations on a net basis.

Cost of revenues consists of merchandise costs, shipping costs, consulting and content costs which do not meet the criteria for capitalization.

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RESULTS OF OPERATIONS

Results for the Six Months Ended June 30, 2022 and June 30, 2021.

Revenues

The Company’s revenues decreased 69% to $294,582 for the six months ended June 30, 2022 (“Interim 2022”), compared to $958,306 for the six months ended June 30, 2021 (“Interim 2021”). The 2022 decrease in revenues was primarily attributable to lower direct-to-consumer sales on the Company’s own e-commerce platform due to having no music releases from Angels & Airwaves and Box Car Racer and supply chain issues for vinyl production. Decreased traffic from social media marketing sources also contributed which we believe was in part due to decreased effectiveness of the Meta platform’s ad targeting and measurement tools arising from changes to the iOS operating system beginning in 2021.

The Company’s e-commerce platform includes a full assortment of the Company’s branded digital products and physical merchandise.

Cost of Revenues

Cost of revenues includes merchandise costs, shipping costs, artist royalties and consulting and content costs which do not meet the criteria for capitalization. The Company’s cost of revenues was $196,605 for Interim 2022, compared to $415,886 for Interim 2021, a 53% decrease. Lower cost of revenues for Interim 2022 compared to Interim 2021 was primarily the result of lower volume of inventory usage due to lower sales in Interim 2022 as compared to Interim 2021.

Gross Profit

For Interim 2022, the Company’s gross profit was $97,977 compared to $542,420 for Interim 2021. Accordingly, our gross margins were reduced to 33% for Interim 2022 compared to 56% for Interim 2021.

Operating Expenses

The Company’s operating expenses consist of general and administrative expenses, sales and marketing expenses, stock-based compensation expense and depreciation and amortization. Operating expenses overall for Interim 2022 declined to $657,470 from $808,319 for Interim 2021 as result of a large decrease in stock-based compensation.

General and Administrative

For Interim 2022, general and administrative expenses decreased to $149,533 from $169,959 for Interim 2021, representing a decrease of $20,426 or 12% due to reduced spending on professional fees and Interim 2021 includes rent paid for the facility lease in Encinitas which was terminated during that period.

4

Sales and Marketing

The Company’s sales and marketing expenses increased by 18% to $308,055 for Interim 2022, from $261,810 for Interim 2021, due to an increase in wages.

Stock-Based Compensation

The Company’s stock-based compensation expense decreased 47% to $182,351 for Interim 2022 from $344,298 for Interim 2021 as the amortization periods for several optionee’s ended in 2022.

Other Expenses

For Interim 2022, other income consisted of interest income of $1,500. For Interim 2021 other expense, net consisted of a $106,340 non-cash loss on the termination of our facility lease in Encinitas, which was partially offset by a nontaxable income of $96,600 from forgiveness of the SBA PPP loan. Other expenses also included interest expense of $2,670 and $7,049 for the Interim 2022 and Interim 2021, respectively.

Net Loss

Accordingly, our net loss for Interim 2022 was $560,663 compared with a net loss of $283,718 for Interim 2021.

LIQUIDITY AND CAPITAL RESOURCES

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have an accumulated deficit at June 30, 2022 of $57,057,979. We expect to incur substantial expenses and generate continued operating losses until we generate revenues sufficient to meet our ongoing costs. Thus, until we can generate sufficient cash flows to fund operations, we are dependent on raising additional capital through debt and/or equity transactions.

At June 30, 2022, the Company had total current assets of $260,181. Current assets consisted primarily of $72,687 in cash, $9,155 in accounts receivable, $127,575 in inventory, $18,687 in prepaid author royalties, and $32,077 in other current assets.

At June 30, 2022, the Company had total current liabilities of $318,367. Current liabilities consisted primarily of the accrued liabilities, accounts payable, loan payable and current portion of debentures.

At June 30, 2022, we had a working capital deficit of $58,186 compared with working capital of $119,733 as at December 31, 2021.

Working Capital	Six Months Ended June 30, 2022	Year Ended December 31, 2021
Cash	$72,687	$102,668
Current assets	$260,181	$361,650
Current liabilities	$318,367	$241,917
Working capital (deficit)	$(58,186)	$119,733

Regulation A

On March 31, 2022, the Company’s Regulation A offering was qualified, through which the Company is offering up to 6,000,000 shares of its Class A Common Stock for sale at a price of $5 per share. As of September 22, 2022, the Company has not closed on any of the subscriptions submitted by investors due to a change of transfer agents.

Indebtedness

During Interim 2022, the Company incurred a debt of $300,000 comprising a convertible note purchased by our CEO for $250,000 consideration. During this period, the board approved an additional $50,000 to be added to the CEO’s convertible note. The note converts to Class A Common Stock when the Company makes its next equity offering in reliance on Regulation D or Section 4(a)(2) of the Securities Act where the gross proceeds are $5 million or more at a 20% discount to the offering price. In the event of a change of control or sale of substantially all of the Company’s assets, licenses, or intellectual property, the note will convert at $1.20 per share of Class A Common Stock. The Note is attached to this report as Exhibit 6.25.

Currently, the Company does not have any commitments or assurances for additional capital, other than disclosed above, nor can the Company provide assurance that such sources of funds will be available to it on favorable terms, or at all. If, after utilizing the existing sources of capital available to the Company, further capital needs are identified and the Company is not successful in obtaining the financing, it could potentially be forced to curtail its existing or planned future operations.

Future Financings.

We will continue to rely on equity sales of the Company’s common shares in order to continue to fund business operations. Issuances of additional shares will result in dilution to existing shareholders. There is no assurance that the Company will achieve any additional sales of the equity securities or arrange for debt or other financing to fund our business plan of operating in the entertainment and education industries.

Since inception, we have financed our cash flow requirements through issuance of common stock and loans to affiliates and third parties. As we expand our activities, we may, and most likely will, continue to experience net negative cash flows from operations, pending receipt of revenues. Additionally, we anticipate obtaining additional financing to fund operations through common stock offerings, to the extent available, or to obtain additional financing to the extent necessary to augment our working capital. In the future, we will need to generate sufficient revenues from sales in order to eliminate or reduce the need to sell additional stock or obtain additional loans. There can be no assurance we will be successful in raising the necessary funds to execute our business plan.

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Cash Flow

The following table summarizes, for the periods indicated, selected items in our condensed Statements of Cash Flows:

	Six Months Ended
	June 30,
	2022	2021
Net cash (used in) provided by:
Operating activities	$(273,181)	$137,632
Investing activities	(9,400)	(478)
Financing activities	252,600	29,937
Net (decrease) increase in cash during period	$(29,981)	$167,091

Operating Activities

Cash used in operating activities was $273,181 for Interim 2022, compared to cash provided by operating activities of $137,632 for Interim 2021. The decrease in cash provided by operating activities was primarily due to a larger net loss as a result of lower sales and corresponding gross profit during Interim 2022 compared to Interim 2021.

The change in gross margins explains $444,443 of the change. For details, please see Statement of Cash Flows in the accompanying Interim Financial Statements.

Investing Activities

Cash used in investing activities was $9,400 for Interim 2022 and cash used in investing activities was $478 for Interim 2021 due to increased investments in joint ventures.

Financing Activities

Cash provided by financing activities increased to $252,600 for Interim 2022, from $29,937 for Interim 2021. The increase in cash provided by financing activities was primarily due to increased advances from related parties, reduced repayments of short-term debt due to those being paid off, SBA PPP loan forgiven in Interim 2021 and partially offset by Regulation A stock offering costs.

Trend Information

Management Update

During the Interim 2022 we have:

●	Continued development plans for over 15 scripts for feature film and TV.
●	Made various advancements in intellectual property projects under our Cartel Pictures co-production agreement.
●	Announced that Legendary Television has acquired the rights to A.J. Hartley and Tom DeLonge’s Sekret Machines sci-fi thriller novels for television series development. Dan Farah (Ready Player One, The Shannara Chronicles), who brought the project to Legendary, and founding Blink 182 member-turned-UFO researcher DeLonge, will executive produce the adaptation of the popular books, which include Sekret Machines: Chasing Shadows and its sequel Sekret Machines: A Fire Within.
●	Announced that Tubi, a division of Fox Entertainment, will add Breaking Bear to its growing roster of adult-focused animation. The new animal-based mobster parody will be produced by TTSM and executive produced by Tom DeLonge, Stan Spry (Creepshow, Day of the Dead), Jeff Holland (Creepshow, Day of the Dead), Bradford Bricken (Twelve Forever), and Eric Woods (Creepshow, Harland Manor). Julien Nitzberg also serves as an executive producer and showrunner.
●	Finished post-production for Monsters of California feature film and released the first trailer to begin marketing and planning for distribution.

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We will need to seek additional funds to complete these projects within the next six to 12 months.

The Company is currently evaluating different funding mechanisms, including additional corporate structuring, to focus on the Entertainment Division, and to accelerate its progress, scale and expand, including institutional monies, foundations, private equity and angel investment. As announced in February 2021, the Company has focused away from its original science and technology commercialization initiatives and instead is concentrated on original entertainment content informed by its scientific advisory board. The board will also help the company to carry out its public benefit initiatives of education, awareness and support of scientific research and advancement to decode some of the biggest mysteries in the universe.

The novel coronavirus (or COVID-19), and the emergence of new strains of the virus, has created and is expected to continue to create economic and social uncertainty throughout the world, even as countries continue vaccine rollout. The ultimate impact of COVID-19 is difficult to predict, but it is possible that such outbreak could have an enduring and materially adverse impact on global, national and local economies and supply chains. In particular, disruptions to commercial activity relating to the imposition of quarantines and travel restrictions, or failures to contain the virus despite these measures along with the vaccine or the reduced government focus on scientific endeavors related to our mission, could materially and adversely impact the company, both in the near-and long-term.

During the first half of 2022, we have observed how the current economic environment resulting from inflation, the war in Europe, supply chain disruptions, and concerns over a potential recession in the future appears to have caused many consumers to tighten discretionary spending. More directly, our operations have been impacted by supply chain issues related to vinyl which has disrupted our ability to have access to additional albums for inventory. Additionally, some of our merchandise items have been out of stock for extended periods. At this time, it is difficult to foresee when these types of economic issues will be resolved, but we intend to keep on top of supply chains to buy products as soon as they come available.

Item 2. Other Information

None.

Item 3. Financial Statements

The accompanying semiannual consolidated financial statements have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the company’s Annual Report for the year ended December 31, 2021 filed with its Form 1-K. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for Interim 2022 are not necessarily indicative of the results that can be expected for the year ending December 31, 2022.

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TO THE STARS INC.

CONSOLIDATED FINANCIAL STATEMENTS

As of

June 30, 2022 and 2021

To The Stars Academy of Arts and Science Inc.

8

TO THE STARS INC.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	June 30, 2022	December 31, 2021
Assets
Current assets
Cash	$72,687	$102,668
Accounts receivable, net	9,155	92,083
Inventory	127,575	102,787
Prepaid author royalties	18,687	20,401
Other current assets	32,077	43,711
Total current assets	260,181	361,650

Prepaid author royalties, net of current portion	74,514	74,514
Property and equipment, net	7,777	10,015
Media assets, net	25,073	40,366
Investments in joint ventures	119,100	109,700
Other assets	36,000	36,000
Total assets	$522,645	$632,245

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable	$174,856	$143,350
Accrued liabilities	83,173	98,567
Short-term loans and advances	60,338	-
Total current liabilities	318,367	241,917
Noncurrent liabilities

Convertible notes payable to related party	300,000	-
Total liabilities	$618,367	$241,917

Commitments and contingencies (Note 5)

Stockholders’ Equity (Deficit):
Preferred stock, $0.0001 par value; 91,000 shares authorized; no shares issued and outstanding as of June 30, 2022 and December 31, 2021	-	-
Class A common stock, par value $0.0001; 100,000,000 shares authorized; 13,811,907 and 13,811,907 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	1,381	1,381
Additional paid-in capital	56,960,876	56,886,263
Accumulated deficit	(57,057,979)	(56,497,316)
Total Stockholders’ Equity (Deficit)	(95,722)	390,328
Total Liabilities & Stockholders’ Equity (Deficit)	$522,645	$632,245

The accompanying notes are an integral part of these consolidated financial statements.

F-1

TO THE STARS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Six Months Ended
	June 30,
	2022	2021
Revenues	$294,582	$958,306

Cost of revenues	196,605	415,886

Gross profit	97,977	542,420

Operating expenses:
General and administrative	149,533	169,959
Sales and marketing	308,055	261,810
Stock-based compensation	182,351	344,298
Depreciation and amortization	17,531	32,252
Total operating expenses	657,470	808,319

Operating loss	(559,493)	(265,899)

Other expenses:
Interest expense	2,670	7,049
Other (income) expense, net	(1,500)	9,170
Total other expenses	1,170	16,219

Loss before provision for income taxes	(560,663)	(282,118)

Provision for income taxes	-	1,600
Net loss	$(560,663)	$(283,718)

Net loss per share: basic and diluted	$(0.04)	$(0.02)
Weighted average number of shares outstanding: basic and diluted	13,811,907	12,936,140

In the opinion  of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

The accompanying notes are an integral part of these consolidated financial statements.

F-2

TO THE STARS INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT

FOR THE PERIOD ENDED JUNE 30, 2022 AND YEAR ENDED DECEMBER 31, 2021

(UNAUDITED)

	Class A		Class B		Additional		Total
	Common Stock		Common Stock		Paid-in	Accumulated	Stockholder’s
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balance at December 31, 2020	12,782,679	$1,278	5,400	$1	$55,018,808	$(55,903,566)	$(883,479)
Conversion of Class B common stock to Class A common stock	5,400	1	(5,400)	(1)	-	-	-
Stock-based compensation	-	-	-	-	403,393	-	403,393
Cancellation of Class A common stock	(196,310)	(20)	-	-	20	-	-
Accounts payable and amounts due to related party converted to Class A common stock	1,220,138	122	-	-	1,464,042	-	1,464,164
Net loss	-	-	-	-	-	(593,750)	(593,750)
Balance at December 31, 2021	13,811,907	$1,381	-	$-	$56,886,263	$(56,497,316)	$390,328
Net costs from Regulation A offering in progress	-	-	-	-	(107,738)	-	(107,738)

Stock-based compensation	-	-	-	-	182,351	-	182,351

Net loss	-	-	-	-	-	(560,663)	(560,663)
Balance at June 30, 2022	13,811,907	$1,381	-	-	$56,960,876	$(57,057,979)	$(95,722)

The accompanying notes are an integral part of these consolidated financial statements.

F-3

TO THE STARS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended
	June 30,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(560,663)	$(283,718)
Adjustments to reconcile net loss to cash flows used in operating activities:
Depreciation	2,238	13,345
Amortization	15,293	18,907
Loss on termination of facility lease	-	106,340
Stock-based compensation	182,351	344,298
Changes in operating assets and liabilities:
Accounts receivable, net	82,928	6,776
Inventory	(24,788)	18,475
Other current assets	13,348	(16,260)
Accounts payable	31,506	(75,674)
Accrued liabilities	(15,394)	5,143
Net cash (used in) provided by operating activities	(273,181)	137,632

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of media assets	-	(5,000)
Investments in joint ventures	(9,400)	-
Other, net	-	4,522
Net cash used in investing activities	(9,400)	(478)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term loans & advances, net	60,338	-
Repayments on short-term loans & advances	-	(88,384)
SBA PPP loan forgiven	-	(96,600)
Proceeds from convertible notes from related party	300,000	214,921
Reg A Capital Raise - deferred offering costs	(107,738)	-
Net cash provided by financing activities	252,600	29,937

(Decrease) increase in cash and cash equivalents	(29,981)	167,091
Cash and cash equivalents, beginning of year	102,668	47,333
Cash and cash equivalents, as of June 30	$72,687	$214,424

Supplemental disclosures of cash flow information:
Cash paid for interest	$2,670	$7,049
Cash paid for income taxes	$-	$1,600

Noncash investing and financing activities:
Reclass of related party note payable and accrued interest to contributed capital	$-	$861,043

The accompanying notes are an integral part of these consolidated financial statements.

F-4

TO THE STARS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(UNAUDITED)

NOTE 1 – BASIS OF PRESENTATION

On November 30, 2021, the Company amended its name from “To The Stars Academy Of Arts and Science Inc.,” to “To The Stars Inc.” in order to better reflect the Company’s focus on entertainment.

To the Stars Inc. (which may be referred to as “TTS”, the “Company”, “we”, “us”, or “our”) was incorporated on February 13, 2017 as a Delaware public benefit corporation. TTS has created an entertainment, aerospace and science consortium that inspires and collaborates with global citizens to investigate the outer edges of science and unconventional thinking in order to push human knowledge and capability forward. The Company’s headquarters are located in Encinitas, California.

To The Stars Inc. is the parent company of To The Stars Media, a vertically integrated entertainment company that creates, produces and distributes original and licensed multi-media content, including music, books and film. To the Stars Media has developed several branded media properties, which are included within the consolidated financial statements of the Company.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

As announced in February 2021, the Company has focused away from its original science and technology commercialization initiatives and instead is concentrated on original entertainment content informed by its scientific advisory board. The board will also help the company to carry out its public benefit initiatives of education, awareness and support of scientific research and advancement to decode some of the biggest mysteries in the universe.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying interim unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information in accordance with the instructions to Form 1-SA. In our opinion, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included.

Operating results for the six months ended June 30, 2022 are not necessarily indicative of the results that may be expected for the year ending December 31, 2022. Notes to the unaudited interim financial statements that would substantially duplicate the disclosures contained in the audited financial statements for the year ended December 31, 2021 have been omitted. This report should be read in conjunction with the audited financial statements and the footnotes thereto for the fiscal year ended December 31, 2021 included within the Company’s Form 1-K as filed with the Securities and Exchange Commission.

NOTE 2 – CONTRIBUTED CAPITAL

The Company has incurred losses from operations and has an accumulated deficit at June 30, 2022 of $57,057,979.

The Company’s third Regulation A offering (“Third Offering”) for up to $30,000,000 was qualified by the SEC on September 18, 2020. By December 18, 2020, the Company had raised approximately $113,500 under this offering, receiving proceeds, net of offering costs of approximately $93,000 during 2020. The Company ceased to actively market the Third Offering on December 18, 2020, while taking time to review operations and focus of the Company. The offering terminated in September 2021. The Company’s fourth Regulation A offering was qualified on March 31, 2022 and is currently in progress. As of June 30, 2022 net offering costs incurred were $107,738. As of September 16, 2022, we have received subscriptions for approximately $330,200 and have received funds of approximately $245,135. We have not yet issued shares due to delays related to onboarding a new transfer agent.

F-5

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of To The Stars Inc. from the date of its Inception and its subsidiary To The Stars Media for all periods presented. Intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, sales return allowance, amortization periods of media assets, and recoverability of long-lived assets. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. Accounts receivable primarily consists of trade receivables. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The Company makes judgments as to its ability to collect outstanding receivables and records allowances against receivables if collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding receivable balances. The Company’s estimates of these allowances ultimately may not be reflective of actual collection results. At June 30, 2022 and December 31, 2021, the reserve was insignificant to the consolidated financial statements.

Inventory

Inventories, which consist primarily of merchandise, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Property and Equipment

Property and equipment are stated at cost. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life of five (5) to seven (7) years. Leasehold improvements are depreciated over the shorter of the useful life or term of the lease. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Investments in Joint Ventures

On March 24, 2021, the Company officially signed a co-production agreement with Cartel Pictures to bring together the Company’s brand recognition, entertainment contacts and sources of original intellectual property with Cartel’s extensive degree of expertise in the area of film and series production, including contacts and resources for the creation and exploitation of audiovisual products. As part of the deal, the parties will work together to develop, produce and explore productions across all media formats and territories. There are currently over 15 projects at various stages of development including scripted feature films, an animated full-length movie and unscripted series.

Per the co-production agreement, the parties will mutually approve all agreements for the distribution, exhibition or other exploitation of productions, as well as the identity of the licensee/network/studio/distributor. All proceeds from the distribution of productions will be split equally between TTS and Cartel, after recoupment of production costs (and any other costs incurred by either or both parties in connection with the development, production or marketing of any production).

The Company has made investments in three joint ventures with Cartel Pictures in 2021, each representing a 50% ownership. These projects are still in the development stage and as a result, there is currently no financial activity or material assets to report for these Joint Ventures beyond the initial investments listed in the financial statements.

The Company accounts for these investments using the equity method. Investments in these joint ventures for the period ended June 30, 2022 and December 31, 2021 were $119,100 and $109,700, respectively.

Pre-publication Costs (Media Assets)

The Company capitalizes the art, prepress, manuscript, studio time, engineering, production and other costs incurred in the creation of the master copy or final product of a book, music or other media (the “pre-publication costs”). Pre-publication costs related to books and other media are primarily amortized from the date of issuance over a period of five years using the straight-line method as most of these pre-publication costs are spread over multiple products issued within that time frame. For music related cost, the Company uses the sum-of-the-years-digits method, which is an accelerated method for calculating an asset’s amortization. Under this method, the amortization expense recorded for a pre-publication cost asset is approximately 47% (year 1), 25% (year 2), 14% (year 3), 8% (year 4) and 5% (year 5). The amortization methods and periods chosen best reflect the pattern of expected sales generated from individual titles, music and/or programs. The Company periodically evaluates the remaining lives and recoverability of capitalized pre-publication costs, which are often dependent upon program acceptance by state adoption authorities. For the six months ended June 30, 2022 and 2021, there was no impairment of prepublication costs.

F-6

Royalty Advances

Royalty advances to authors are capitalized and represent amounts paid in advance of the sale of an author’s product and are recovered as earned. As advances are recorded, a partial reserve may be recorded immediately based primarily upon historical sales experience. Advances are evaluated periodically to determine if they are expected to be recovered. Any portion of a royalty advance that is not expected to be recovered is fully reserved. At June 30, 2022 and December 31, 2021, royalty advances recorded within other current assets in the accompanying consolidated balance sheets were $93,201 and $94,915, respectively. During the six months ended June 30, 2022 and 2021, there were no reserves recorded against royalty advances.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There can be no assurance, however, that market conditions will not change or demand for the Company’s products and services will continue, which could result in impairment of long-lived assets in the future.

Deferred Rent

The Company accounts for lease rentals that have escalating rents on a straight-line basis over the life of each lease. This accounting generally results in a deferred liability (for the lease expense) recorded on the consolidated balance sheets. At June 30, 2022 and December 31, 2021, the Company’s liability related to such was $0 and $11,483, respectively, and included within accrued liabilities on the accompanying consolidated balance sheets. The Company and landlord agreed to an early termination of its lease in February 2021 and has no further obligations on the lease thereafter.

Revenue Recognition

The Company recognizes revenue pursuant to Accounting Standards Codification 606, which requires revenue to be recognized at an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company’s customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of title, physical possession, the risks and rewards of ownership and customer acceptance.

Revenue is recognized from the Company’s in-store sales when the customer receives and pays for the merchandise at the register. For e-commerce sales, the Company recognizes revenue at the time the merchandise is shipped from our facility. Customers typically receive goods within four days of shipment. Amounts related to shipping and handling that are billed to customers are reflected in revenues, and the related costs are reflected in cost of revenues. Revenues from the sale of electronic formats of music, books and other media related items are recognized when the consumer receives the product. Taxes collected from customers and remitted to governmental authorities are presented in the consolidated statements of operations on a net basis. The nature of the Company’s business allows for customers to return previously purchased goods for a return or exchange which may result in a reduction of the Company’s revenues. These sales returns have not been significant to the Company’s revenues in the accompanying financial statements.

Cost of Revenues

Cost of revenues consists of merchandise costs, shipping costs, consulting and content costs which don’t meet the capitalization criteria, royalties, etc.

General and Administration

General and administrative expenses include general corporate expenditures consisting of rent and facility costs, accounting, and legal fees, insurance expenses, etc.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were $52,135 and $37,765 for Interim 2022 and Interim 2021, respectively.

Stock-Based Compensation

The Company uses ASC 718 for stock-based compensation. Compensation for all stock-based awards, including stock options and restricted stock, is measured at fair value on the date of grant and recognized over the associated vesting periods. The fair value of stock options is estimated on the date of grant using a Black-Scholes model. The fair value of restricted stock awards is estimated on the date of the grant based on the fair value of the Company’s underlying common stock. The Company recognizes compensation expense for stock options and restricted stock awards on a straight-line basis over the associated service or vesting periods.

Determining the grant date fair value of options using the Black-Scholes option-pricing model requires management to make assumptions and judgments. These estimates involve inherent uncertainties and, if different assumptions had been used, stock-based compensation expense could have been materially different from the amounts recorded.

F-7

Income Taxes

The Company applies ASC 740 Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their consolidated financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk

Cash

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. To date there have been no losses.

Revenues and Accounts Receivable

The Company no longer has a concentration risk from a third-party provider which accumulated revenues and royalties due to the Company primarily through digital sales of the Company music products as the Company no longer does business with the provider.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

F-8

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2022 and 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts receivable, other current assets, accounts payable, accrued liabilities, related party notes payable, etc. Fair values for these items were assumed to approximate carrying values because of their short-term nature or they are payable on demand.

Basic Loss per Common Share

Basic loss per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company’s common stock equivalents consist of common stock issuable upon the exercise of options. At June 30, 2022 and 2021, the effect of dilutive securities were anti-dilutive and thus is not included.

Recent Accounting Standards

Changes to accounting principles are established by the FASB in the form of ASU’s to the FASB’s Codification. We consider the applicability and impact of all ASU’s on our financial position, results of operations, stockholders’ equity, cash flows, or presentation thereof. At June 30, 2022, there were no pronouncements that had an effect on the Company’s financial statements.

NOTE 4 – DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

Property and equipment consisted of the following at June 30, 2022 and December 31, 2021:

	June 30, 2022	December 31, 2021
Furniture & fixtures	$25,274	$25,274
Machinery & equipment	159,489	159,489
Total fixed assets	184,763	184,763
Less accumulated depreciation	(176,986)	(174,748)
Property and equipment, net	$7,777	$10,015

Depreciation expense for the six months ended June 30, 2022 was $2,238 and $15,583 for the year ended December 31, 2021.

Media assets consisted of the following at June 30, 2022 and December 31, 2021:

	June 30, 2022	December 31, 2021
Media assets - music	$322,576	$322,576
Media assets - books & other	390,156	385,156
Media assets - web	182,082	182,082
Total media assets	889,814	889,814
Accumulated amortization	(864,741)	(849,448)
Media assets, net	$25,073	$40,366

Amortization expense for the six months ended June 30, 2022 was $15,293 and $35,713 for the year ended December 31, 2021.

NOTE 5 – BORROWINGS

Short-term Loans and Advances

On April 15, 2020, the Company received loan proceeds in the amount of $96,600, pursuant to the Paycheck Protection Program (“PPP”), which was established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act’) enacted March 27, 2020. Under the terms of the PPP, some or all of the loan and accrued interest are eligible for forgiveness after an eight or 24 week measurement period if the Company uses the loan proceeds for qualifying expenses as described in the CARES Act. The Company used the proceeds for purposes consistent with the PPP and met the conditions for forgiveness of the loan and accrued interest. The loan was forgiven by the Small Business Administration on June 4, 2021 and $96,600 was reported in Other expense, net.

F-9

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

We may from time to time be involved in various claims and legal proceedings of a nature we believe are normal and incidental to our business. These matters may include product liability, intellectual property, employment, personal injury cause by our employees, and other general claims. We are not presently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. As of June 30, 2022 and December 31, 202, except as previously disclosed, there was no pending or threatened litigation.

Leases

The Company and landlord agreed to an early termination of its lease in February 2021 and has no further obligations on the lease thereafter.

Contracts

The Company routinely enters into long-term commitments with writers for the future delivery of book and screenplay related product. Such commitments generally become due only upon delivery and Company acceptance of the product. Additionally, such commitments are typically cancelable at the Company’s discretion, generally without penalty.

NOTE 7 – STOCKHOLDERS’ EQUITY (DEFICIT)

Common Stock

The Company is authorized to issue 100,000,000 shares of Class A common stock. As of June 30, 2022 and December 31, 2021, there were 13,811,907 shares of Class A common stock outstanding.

On or about April 9, 2021 the Company amended its Articles of Incorporation; wherein, the Company removed the Class B Common Stock and authorized 100,000,000 Class A Common shares with a par value of $0.0001 and 91,000 Preferred Shares with a par value of $0.0001 of the Company’s stock.

On February 26, 2021, three board members (Thomas DeLonge, Hal Puthoff and Jim Semivan) each converted 1,800 shares of the Company’s Class B Common Stock into 1,800 shares of the Company’s Class A Common Stock.

Preferred Stock

The Company is authorized to issue 91,000 shares of preferred stock. No shares of preferred stock were outstanding as of June 30, 2022 and December 31, 2021.

Stock Incentive Plan

In May 2017, the Company established the 2017 Stock Incentive Plan (the “Original Plan”). Under the terms of the Original Plan, the Company was authorized to issue 17,500,000 shares of Class A common stock. On April 23, 2019, the Board approved the Amended and Restated 2017 Stock Incentive Plan (“ANR Plan”) to reduce the maximum number of shares of common stock reserved for issuance under the Original Plan to 2,518,514 shares. This was again amended twice during the year ended December 31, 2021 to increase the number of shares of common stock reserved for issuance under the plan to 3,043,556 and then to 3,791,336 through the Second Amended and Restated Equity Incentive Plan (the “Equity Incentive Plan”). As of June 30, 2022 and December 31, 2021, there were 531,730 shares available for issuance under the Plan.

During the years ended December 31, 2021 and 2020, the Company valued the options using the Black-Scholes pricing model on the date of grant using the following assumptions:

Expected life (years)	6.50
Risk-free interest rate	0.49%
Expected volatility	75.0%
Annual dividend yield	0.0%

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Grants to non-employees are expensed at the earlier of (i) the date at which a commitment for performance by the counterparty to earn the equity instrument is reached and (ii) the date at which the counterparty’s performance is complete.

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company uses the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

F-10

The Company uses the following inputs when valuating stock-based awards. The expected life of employee stock options was estimated using the “simplified method,” as the Company has no historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock option grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. The expected life of awards that vest immediately use the contractual maturity since they are vested when issued. For stock price volatility, the Company uses public company compatibles and historical private placement data as a basis for its expected volatility to calculate the fair value of option grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option at the grant-date.

As of June 30, 2022, 2,338,578 stock options were exercisable under the Plan with a remaining weighted average life of 5.9 years.

The Company recognized restricted stock compensation expense of $182,351 and $344,298 during the six months ended June 30, 2022 and 2021, respectively. As of June 30, 2022, total unrecognized stock compensation expense related to unvested restricted stock units was approximately $174,471 which will be recognized as restricted stock compensation expense over the remaining vesting term. The amount of future stock-based compensation expense could be affected by any future option grants or by any forfeitures.

NOTE 8 – RELATED PARTY TRANSACTIONS

Cartel Pictures – Co-Production Agreement

On March 24, 2021, the Company signed a co-production agreement with Cartel Pictures, a production, finance and distribution company owned and controlled in part by our director, Stan Spry, for the purpose of bringing together the Company’s brand recognition, entertainment contacts and sources of original intellectual property with Stan Spry’s extensive degree of expertise in the area of film and series production, including contacts and resources for the creation and exploitation of audiovisual products. As part of the deal, the parties will work together to develop, produce and explore productions across all media formats and territories. Stan Spry is the Founding Partner and CEO of Cartel Entertainment and Cartel Pictures and was granted 300,000 stock options exercisable for shares of the Company’s Class A Common Stock in connection with his board service. He also is eligible for consideration to receive 150,000 stock options at the discretion of the Company’s Board of Directors.

My Products, LLC – Merchandising and Licensing Agreement with Related Party

In connection with the conversion of debt the Company owed to Mr. DeLonge into the Company’s Class A Common Stock (see “Debt with Related Party,” below), the Company entered into a Merchandising Agreement with My Products, LLC (“My Products”)(f/s/o Tom DeLonge p/k/a Angels & Airwaves) (the “Merchandise Agreement”) on June 1, 2021. Under the Merchandise Agreement, the Company acquired the exclusive worldwide e-commerce merchandise rights and non-exclusive worldwide retail rights to sell My Products merchandise. This licensing agreement covers only Angels & Airwaves merchandise and does not include a license to Angels & Airwaves’ music. We have a relationship with labels to purchase music media, like vinyl records, at wholesale. The Merchandise Agreement also does not include licensing for Love Movie LLC, which was sold to Mr. DeLonge as part of the Binding Term Sheet dated December 24, 2020, which is filed as Exhibit 6.14. The term of the Merchandise Agreement is one (1) year and shall automatically extend until such time as either party provides thirty (30) day written notice of termination. The Company agrees to pay My Products royalties as laid out in the Merchandise Agreement, which has been filed as an Exhibit 6.17. The Merchandise Agreement was amended December 1, 2021, to clarify certain terms, including one that increased the royalty rates paid on the sale of merchandise by the Company to 27.5% from 25% as of June 1, 2021. See Exhibit 6.26.

DeLonge – Binding Term Sheet and Termination of Services Agreement

The Company entered into the Binding Term Sheet, dated December 24, 2020, under which the Company sold Love Movie LLC and its intellectual property to Thomas DeLonge, for total consideration of $525,000 comprising $125,000 and forgiveness of debt amounting to $400,000 of unpaid Minimum Royalty Guarantees under the AvA Licensing Agreement (dated April 26, 2017, and amended in a side letter dated August 29, 2020). Under this Binding Term Sheet, the Company and its wholly-owned California subsidiary, TTSM, terminated the AvA Licensing Agreement and agreed to provide Mr. DeLonge with the services of TTSM’s employees between January 1, 2021, and March 31, 2021, for a monthly fee of $15,000 for the purpose of engaging the sale, manufacture, exploitation and promotion of TTSM merchandise and media. For details, see Exhibit 6.14. On June 1, 2021, the Company entered into an Amendment to the Binding Term Sheet with Mr. DeLonge, whereby, the Company agreed to terminate the previous services agreement with Mr. DeLonge and ceased to provide any services to Mr. DeLonge. Along with the termination of the services, Mr. DeLonge agreed to provide a capital contribution to the Company in exchange for common stock of the Company. The Company and Mr. DeLonge agreed that the total capital contribution was $941,964 for payments made on behalf of the Company through June 30, 2021. In exchange for the capital contribution the Company will issue Mr. DeLonge 784,970 shares of its common stock at a price per share of $1.20 to be held by Gravity Holdings, LLC. See Exhibit 6.16.

Vivaris Debt Reduction

On June 23, 2021, the Company entered into a Payment Agreement with Vivaris Capital, LLC, (“Vivaris”) wherein, the Company terminated the Consulting Agreement and agreed that the Vivaris was owed a total of $170,000 as compensation for services rendered under the Consulting Agreement. Vivaris and the Company agreed that the Company would pay Vivaris forty thousand ($40,000) dollars as a cash payment and that the $130,000 remaining would be settled in the Company’s common stock. In exchange for the cancellation of the $130,000 remaining to Vivaris the Company issued Vivaris 108,333 shares of its common stock at a price per share of $1.20. J. Christopher Mizer, who sits on the Company’s board of directors, is a co-founder of Vivaris. See Exhibit 6.18.

F-11

Debt with Related Party

Collectively, monies due to Mr. DeLonge under related party transactions totaled $727,043 as of December 31, 2020 plus additional advances of $607,121 made by Mr. DeLonge during 2021 were converted to 1,111,804 shares of Class A common stock in connection with the June 1, 2021 Binding Term Sheet agreement mentioned above. See Exhibit 6.16.

Conversion Note Purchased by Our CEO

On March 8, 2022, Mr. DeLonge purchased a note that converts to Class A Common Stock for $300,000 consideration. The note converts into Class A Common Stock upon the next equity financing made through a transaction in reliance on Regulation D or Section 4(a)(2) of the Securities Act where the gross proceeds are $5 million or more at a 20% discount to the offering price. If the note converts pursuant to a change or control or the sale of substantially all of the Company’s assets, licenses or intellectual property, the conversion price will be $1.20 per share or 208,333 shares of Class A Common Stock. See “Risk Factors – We expect to raise additional capital through equity offerings, potentially providing substantial discounts on shares of Class A Common Stock to large investors, and to provide employees with equity incentives.” See also Exhibit 6.25.

Issuances of the Company’s Class A Common Stock to Related Parties

On May 14, 2020, J. Christopher Mizer, who serves on the Company’s Board of Directors, was issued 100,000 shares of restricted Class A Common Stock of the Company pursuant to a subscription agreement in accordance with his Independent Director Agreement. The purchase price for the shares was $.001 per share. The stock option compensation expense recognized by the Company associated with these shares for the fiscal year ended December 31, 2020 was $416,667.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2022 through September 27, 2022, the issuance date of these consolidated financial statements.

F-12

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation (1)
2.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation (2)
2.4	Amended and Restated Bylaws (2)
2.5	Certificate of Amendment of Amended and Restated Certificate of Incorporation dated July 1, 2020 (3)
2.6	Certificate of Amendment of Amended and Restated Certificate of Incorporation dated April 9, 2021 (4)
2.7	Amendment to Bylaws (5)
2.8	Amendment to Amended and Restated Certificate of Incorporation dated December 7, 2021 (13)
3.1	Stockholders Agreement(1)
4.1	Form of Subscription Agreement governing first Regulation A offering from September 29, 2017 to September 29, 2018 (1)
4.2	Form of Subscription Agreement governing second Regulation A offering from July 12, 2019 to March 29, 2020 (6)
4.3	Form of Subscription Agreement governing second Regulation A offering from March 30, 2019 to July 12, 2020 (7)
4.4	Form of Subscription Agreement governing third Regulation A offering (8)
6.1	2017 Stock Incentive Plan (1)
6.2	Notice of Grant of Stock Option (1)
6.3	Lock-Up Agreement (1)
6.4	Materials Study – Set A Program Statement of Work (9)
6.5	Rescission and Relinquishment Agreement (Stockholders) dated April 17, 2019 (10)
6.6	Rescission and Relinquishment Agreement (Options) dated April 18, 2019 (10)
6.7	Amended and Restated 2017 Stock Incentive Plan (10)
6.8	Independent Director Agreement dated May 14, 2019 (2)
6.9	Subscription Agreement dated May 14, 2019 (2)
6.10	Asset Purchase Agreement dated July 15, 2019 (11)
6.11	Cooperative Marketing Agreement dated July 11, 2019 (12)
6.12	Addendum to Cooperative Marketing Agreement dated April 15, 2020 (12)
6.13	Cooperative Research and Development Agreement dated October 10, 2019 (12)
6.14	Binding Term Sheet dated December 24, 2020 (4)
6.15	Cartel Co-Production Agreement dated March 29, 2021 (13)*
6.16	Amendment to Binding Term Sheet dated August 18, 2021 (13)
6.17	Merchandise Agreement dated June 1, 2021 (13)
6.18	Vivaris Capital Debt Payment Agreement dated June 23, 2021 (13)
6.19	Independent Director Agreement Amended and Restated dated January 1, 2021 (13) *
6.20	Second Amended and Restated 2017 Equity Incentive Plan (13)
6.21	Exchange Listing, LLC Consulting Agreement (13)*
6.22	Exchange Listing, LLC Stock Purchase Agreement (13)
6.23	Exchange Listing, LLC Warrant Agreement (13)*
6.24	Independent Director Agreement (June 14, 2021) (13)
6.25	Convertible Note (13)
6.26	Amendment to Merchandise Agreement dated December 21, 2021 (13)

(1) Incorporated by reference from the Company’s Form 1-A filed with the SEC July 10, 2017.

(2) Incorporated by reference from the Company’s Form 1-A on June 3, 2019.

(3) Incorporated by reference from the Company’s Form 1-U filed July 14, 2020.

(4) Incorporated by reference from the Company’s Form 1-K filed April 30, 2021.

(5) Incorporated by reference from the Company’s Form 1-U filed October 15, 2020.

(6) Incorporated by reference from the Company’s Form 1-A filed February 12, 2019.

(7) Incorporated by reference from the Company’s Form 1-U filed April 1, 2020.

(8) Incorporated by reference from the Company’s Form 1-A filed June 23, 2020.

(9) Incorporated by reference from the Company’s Form 1-SA filed September 26, 2018.

(10) Incorporated by reference from the Company’s Form 1-K filed April 30, 2019.

(11) Incorporated by reference from the Company’s Form 1-SA filed September 27, 2019.

(12) Incorporated by reference from the Company’s Form 1-A filed August 3, 2020.

(13) Incorporated by reference from the Company’s Form 1-A filed March 16, 2022.

* Portions of the exhibit have been omitted.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Encinitas, State of California, on September 28, 2022.

TO THE STARS INC.

/s/ Thomas M. DeLonge
By	Thomas M. DeLonge, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ Thomas M. DeLonge
Thomas M. DeLonge,
Director, Chief Executive Officer, and President
Date: September 28, 2022

/s/ Louis Tommasino
Louis Tommasino,
Chief Financial Officer and Principal Accounting Officer
Date: September 28, 2022

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